

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Room 4631

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

> **Re: Insituform Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on March 17, 2010**
> **File No. 000-10786**

Dear Mr. Martin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief